Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851

kababer@varnumlaw.com

February 4, 2014

Filed via Edgar & Email (ClampittM@SEC.gov)

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	FNBH Bancorp, Inc.

Registration Statement on Form S-1

Filed December 30, 2013

File No. 333-193133

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed April 1, 2013

Amendment No. 1 to Form 10-K for Fiscal Year Ended

December 31, 2012

Filed April 30, 2013

File No. 000-25752

Dear Mr. Clampitt:

On behalf of FNBH Bancorp, Inc., a Michigan corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated January 23, 2014 with respect to the above referenced filings by amending the Company's registration statement (on Form S-1/A) and providing the requested information. The comments from your letter are set forth in bold font below and are followed by our response. For the convenience of the Staff, we are providing, by email delivery, a copy of this letter and a copy of the Form S-1/A marked against the Registration Statement filed on December 30, 2013.

Registration Statement on Form S-1

General

1.	Please be advised that your next amendment should include compensation information for the fiscal year ended December 31, 2013. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

We have included compensation information for the fiscal year ended December 31, 2013 in the S-1/A.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Michael Clampitt

February 4, 2014

2.	As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

We have, as far as practicable, filled in the blanks in the S-1/A. The remaining blanks will be completed when we file our final prospectus.

Fee Table

3.	We note the disclosure contained on the cover of your Form 10-Q filed on November 14, 2013 that 455,115 shares of common stock were outstanding as of the latest practicable date. Since each holder of common stock will receive one subscription right for each share of common stock owned on the record date, which will entitle the holder to purchase up to six shares of common stock, please ensure that you register a sufficient number of shares of common stock on the registration statement.

As stated in the registration statement, any investor who purchased shares of our preferred stock in the private placement transaction we completed in December 2013 are not eligible to participate in this rights offering. The Company estimates that these investors hold approximately 72,000 of the Company's 455,115 outstanding shares of common stock. As a result, approximately 383,000 shares of common stock will be eligible to participate in the rights offering. Since each of these shares will receive the right to purchase a maximum of 6 additional shares of common stock, the registration statement registers a sufficient number of shares of common stock. We have added additional disclosures to "THE COMPANY — Background of the Rights Offering" on page 13 of the prospectus to more clearly disclose this aspect of the rights offering.

Prospectus Cover Page

4.	Please revise to indicate that this is a best efforts offering and no minimum number of shares must be sold. Also indicate that any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount.

We have revised the cover page of the prospectus accordingly.

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Mr. Michael Clampitt

February 4, 2014

5.	Please revise the fourth paragraph to indicate that no assurance can be given that all or any of the shares will be sold.

We have revised the cover page of the prospectus accordingly.

Questions and Answers About the Rights Offering, page 1

6.	Please revise the last Q&A on page 2 to quantify the amount of capital you need to raise in order for the Bank to maintain its minimum capital ratios under the Consent Order. In this regard, we note your disclosure on page 21 in the "Use of Proceeds" section that you will need to contribute additional funds to the Bank in the first quarter of 2014 in order for the Bank to maintain such ratios. Make corresponding revisions to the "Use of Proceeds" section, as appropriate.

We have revised the Q&A and Use of Proceeds sections in the S-1/A accordingly.

Summary, page 5

7.	Noting the significance of Mr. Dickson and his family's share holdings, revise to disclose here and also disclose that neither he nor other officers and directors will be participating in the Offering.

We have revised the Summary, as well as other sections of the prospectus, accordingly.

Risk Factors, page 7

8.	We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

We have revised the introductory paragraph accordingly.

Our subsidiary bank remains subject to a Consent Order…, page 7

9.	Please remove the mitigating language from the third paragraph of this risk factor, including your belief that you will be successful in implementing the requirements of the Consent Order.

We have revised this risk factor accordingly.

Risks Relating to this Offering…, page 7

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Mr. Michael Clampitt

February 4, 2014

10.	Please revise to add a separate risk that the offering is a best efforts no minimum and anyone subscribing takes the risk that no one else will purchase.

We have added a separate risk to the S-1/A.

The Company

Background of the Rights Offering, page 12

11.	We note your disclosure in the penultimate paragraph on page 12 that you intend to hold a shareholder meeting in the "near future" to seek shareholder approval of an increase in the authorized number of shares of common stock sufficient to allow the conversion of all outstanding shares of Series B Preferred Stock into shares of common stock. Please disclose with more specificity your current expectations as to when this meeting will be held.

We expect to seek this shareholder approval at an annual shareholder meeting to be held in the second quarter of 2014. We have revised this section of the S-1/A accordingly.

Use of Proceeds, page 21

12.	We note your disclosure that:
•	the Consent Order requires the Bank to maintain total capital equal to 11% of risk-weighted assets and Tier 1 capital equal to at least 8.5% of adjusted total assets; and
•	the bank had met such minimum capital ratios as of December 20, 2013.

Please revise to quantify such capital ratios of the Bank as of the latest practicable date. As appropriate, also make corresponding revisions to the first risk factor on page 7.

We have revised the Use of Proceeds and Risk Factors sections in the S-1/A accordingly.

Material U.S. Federal Income Tax Considerations, page 27

13.	Please eliminate the statement that the discussion is a "general discussion of U.S. federal income tax consequences…" Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. Eliminate this language from the second paragraph of this section. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

We have eliminated this language in the S-1/A.

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Mr. Michael Clampitt

February 4, 2014

Exhibits

General

14.	We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. They are subject to the staff's review and we will need time to conduct that review.

All of the exhibits have been filed with the S-1/A.

15.	Please either revise Exhibit 3.1 in the exhibit index to include a reference to the certificates of designation of each of your Series A and B junior participating preferred stock or list these certificates of designation as separate exhibits.

We have revised the exhibit index in the S-1/A to include a reference to the certificates of designation of each of the Series A and B junior participating preferred stock.

16.	Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that such opinion is not required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

According to Staff Legal Bulletin No. 19 dated October 14, 2011 (the "Bulletin"), Item 601(b)(8) of Regulation S-K requires opinions on tax matters for (1) filings on Form S-11; (2) filings to which Securities Act Industry Guide 5 applies; (3) roll-up transactions; and (4) other registered offerings where "the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." This filing is not on Form S-11 under the Securities Act, nor is it a form to which Securities Act Industry Guide 5 applies. The rights offering is also not a "roll-up transaction." The only other circumstance in which an opinion regarding tax matters must be filed pursuant to Item 601(b)(8) of Regulation S-K is when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Pursuant to the Bulletin, information is "material" if "there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information." The Bulletin elaborates that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert's opinion in order to make an informed decision. We do not believe the rights offering is such a transaction. Our belief is supported by the fact that none of the S-1 filings for comparable transactions we have reviewed have included such an opinion. Therefore, we have not filed an opinion of tax counsel as an exhibit to this amendment.

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Mr. Michael Clampitt

February 4, 2014

Exhibit 23.1

17.	Since the consent filed does not contain a typed signature of your auditor, please confirm that they provided you a manually signed consent that is the same as the one included in your filing and that you have retained it for your records. As appropriate, please include an updated and signed consent from your auditor with any amendment to the registration statement.

We confirm that the auditor provided the Company a manually signed consent in the form included as an exhibit to the original filing, and we have retained it for our records. We have included an updated and signed consent from the auditor with our S-1/A.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

We are heavily weighted with loans secured by real estate…, page 12

18.	If available for your market area, or a large segment of it, please revise future filings to provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years, if applicable.

We will revise future filings to provide this data.

Signatures

19.	We note that Messrs. Long and Huber have signed for the registrant but have not signed in their respective capacities as Principal Executive Officer and Principal Financial and Accounting Officer on behalf of the registrant. Please revise future filings to provide the required signatures or advise. Refer to General Instruction D(2) of Form 10-K.

We will revise future filings to provide the required signatures.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 10. Directors…, page 4

20.	Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K.

We will revise future filings accordingly.

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Mr. Michael Clampitt

February 4, 2014

Item 11. Executive Compensation, page 5

21.	Please revise your Summary Compensation Table in future filings to include brief narrative disclosure describing the material factors necessary to an understanding of the information disclosed in the table, such as the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K.

We will revise the Summary Compensation Table in future filings.

Item 13. Certain Relationships and Related Transactions…, page 8

22.	We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

We confirm that the quoted language could have used the language cited in Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. We will use the correct language in future filings.

* * * * *

The Company has advised us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Michael Clampitt

February 4, 2014

Very truly yours,

VARNUM

Kimberly A. Baber

KAB/nmw

Enclosure

6817009

cc:	Ronald Long, President & CEO

Mark Huber, CFO

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